[Bunge Letterhead]

January 14, 2009

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:	Jill S. Davis
Kevin Stertzel

Re:	Bunge Limited
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 3, 2008
File No. 001-16625

Dear Ms. Davis and Mr. Stertzel:

On behalf of Bunge Limited (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received in your letter dated December 31, 2008 addressed to Jacqualyn A. Fouse concerning the Company’s above-referenced periodic filings.  For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as its “2007 Form 10-K,” and the Annual Report on Form 10-K that it will file for the year ended December 31, 2008 as its “2008 Form 10-K.”  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Disclosure Controls and Procedures, page 65

1.
We note your disclosure which states “As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the period covered by this Annual Report on Form 10-K.”  Please modify this statement to clearly indicate your assessment was as of the end of the period covered by your report, as required by Item 307 of Regulation S-K.

In response to the Staff’s Comment, we propose in future filings to state that the Company’s evaluation of the effectiveness of the design and operation of its disclosure controls and procedures is as of the end of the period covered by the relevant report.  In connection with its 2008 Form 10-K, the Company proposes to state:

“As of December 31, 2008, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 10-K.”

Changes in Internal Control over Financial Reporting, page 67

2.
You disclose that “Other than the material weaknesses described above, there has been no change in our internal control over financial reporting during the fourth fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”  Please modify your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  In this regard, we do not believe the guidance in Item 308(c) of Regulation S-K allows for such qualifying language in the disclosure.

In response to the Staff’s Comment, the Company will in future filings, where applicable, clearly state that there were changes to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, without the inclusion of qualifying language.

Management’s Remediation Plan, page 67

3.
We note your disclosure that your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2007, and your disclosure regarding the remedial measures that you initiated and planned to undertake to address the deficiency.  Please expand your disclosure to address whether there is an established timeline for implementing such remedial measures.  In addition, please expand your disclosure to provide quantitative information regarding the cost of your remedial actions, if applicable.

We advise the Staff that as of December 31, 2008, the Company believes that it has remediated the material weaknesses in its internal control over financial reporting.

While the Company was unable to provide an expected timeline for the remediation at the time it filed its 2007 Form 10-K, in its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2008, June 30, 2008 and September 30, 2008, the Company stated its expectation that remediation would be completed by the end of 2008. In response to the Staff’s Comment, the Company will include in its 2008 Form 10-K a description of the remedial actions taken in 2008, along with a statement that the costs associated with the remediation were immaterial.

Financial Statements

Basis of Presentation and Significant Accounting Policies

Inventories, page F-12

4.
We note your disclosure that you value readily marketable inventories in your agribusiness segment consisting of merchandisable agricultural commodities at market value.  Please tell us the specific accounting literature you believe permits you to value such inventories at market value.  Please also tell us if you are applying certain literature by analogy, and if applicable, why you believe the analogy is appropriate.

We advise the Staff that we have relied upon paragraph 16, Chapter 4 of ARB 43 and paragraph 5.03 of the AICPA Audit and Accounting Guide, Audits of Agricultural Producers and Agricultural Cooperatives  (“Audit Guide”) in our determination that readily marketable inventories in our agribusiness segment are appropriately stated at market.  We believe that ARB 43 is directly applicable to our accounting conclusion.  As we are not an agricultural producer or cooperative, we have applied the Audit Guide by analogy and we believe the analogy is appropriate because the harvested crops referred to by the Audit Guide represent the products that we purchase.

We note, as disclosed in Footnote 1 of our 2007 Annual Report on Form 10-K, that our readily marketable inventories are agricultural commodity inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.  The merchandisable agricultural commodities are freely traded, have quoted market prices on active exchanges, may be sold without significant further processing and have predictable and insignificant disposal costs.

We have underlined the relevant passages from Paragraph 16, Chapter 4 of ARB 43 and paragraph 5.03 of the Audit Guide, for the Staff’s reference:

ARB 43, Ch.4, Paragraph 16

16.  It is generally recognized that income accrues only at the time of sale, and that gains may not be anticipated by reflecting assets at their current sales prices. For certain articles, however, exceptions are permissible. Inventories of gold and silver, when there is an effective government- controlled market at a fixed monetary value, are ordinarily reflected at selling prices. A similar treatment is not uncommon for inventories representing agricultural, mineral, and other products, units of which are interchangeable and have an immediate marketability at quoted prices and for which appropriate costs may be difficult to obtain. Where such inventories are stated at sales prices, they should of course be reduced by expenditures to be incurred in disposal, and the use of such basis should be fully disclosed in the financial statements.

Paragraph 5.03 of the Audit Guide

5.03     Growing crops and developing animals to be held for sale should be valued at the lower of cost or market. Inventories of harvested crops and livestock held for sale may be valued at the lower of cost or market or, in accordance with established industry practice, at sales price less estimated costs of disposal, when all the following conditions exist:

1.	The product has a reliable, readily determinable, and realizable market price.
2.	The product has relatively insignificant and predictable costs of disposal.
3.	The product is available for immediate delivery.

We advise the Staff that the Company continues to monitor the status of proposed FSP 43a “Amendment of the Inventory Provisions of Ch. 4 of ARB No. 43.”  When issued, we will evaluate the impact, if any, that the adoption of this amendment will have on our consolidated financial statements.

We advise the Staff that the historical cost of the Company’s on-hand inventories is not a key factor in the day to day management of our agricultural commodity business because of the Company’s use of market mechanisms (primarily exchange-traded futures and options) that allow us to manage commodity price risk.  Because the Company generally enters into futures and options contracts contemporaneously with its entry into priced contractual purchase agreements for commodities, the price risk associated with the possible decline in value of our inventories is essentially offset by the change in value of the derivative instrument.  We note that such commodity price risk management derivative instruments (along with forward commodity purchase and sale contracts) are also marked to market through cost of goods sold.

In addition, our commodity origination activities result in a substantial portion of our purchases being “priced” with agricultural commodity producers and dealers in advance of delivery and title transfer.  As a result, the purchase prices recorded on any date when we physically receive inventories can range widely with no point within such range necessarily reflective of the then current market value.  In addition, it is not infrequent in our industry for producers to deliver commodities to our facilities under contracts that transfer legal title to the goods to us as the buyer, but defer determination of price to an undefined future date that can be determined only by the seller, making inventory “cost” difficult to determine and not meaningful to a buyer because active market mechanisms allow the buyer to largely fix the selling value through the use of derivative instruments contemporaneously with the seller’s decision to price his commodity delivery.  We believe that all of these factors represent significant difficulties in determining appropriate inventory costs.

Further, we note for the Staff’s reference that the reporting of merchandisable agricultural commodities at market value has generally been utilized consistently by our industry, including by other registrants and privately-held entities.  We also note that application of different acceptable inventory costing methodologies within the industry would likely result in materially different presentations of both financial position and results of operations among industry participants as a result of commodity price volatility and the timing of purchase commitments.  We believe that the consistent utilization of market valuation of inventories within our industry enhances comparability of results and is more reflective of the economic realities of the industry.

Finally, we refer to previous discussions of this issue with the Staff, as set forth in our response letters dated June 13, 2001 and July 6, 2001 in connection with our initial public offering.

5.	Please quantify for us the amount of market adjustments that have been reflected in your financial statements for all periods presented.

As discussed with you during our telephone call on January 12, 2009, we advise the Staff that quantification of the market adjustment of the Company’s readily marketable inventories would require investment of significant time and resources as certain of the Company’s financial systems do not maintain cost-based inventory records.  Instead, they utilize a periodic inventory accounting methodology whereby perpetual inventory quantity records are maintained by commodity and by location and are valued at their respective market values (also by commodity and by location) at the end of each monthly accounting period.  In order to quantify the market adjustment, the Company would first be required to select from acceptable costing methodologies and then certain of our operating companies would be required to review purchases and other historical cost data by commodity (including by quality grade) and by location for an appropriate period covering the ending inventory quantity in order to calculate the market adjustments for each period.

*    *    *    *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3291.

Sincerely,

/s/ KAREN ROEBUCK
Karen Roebuck
Controller

cc:	Jacqualyn A. Fouse –Bunge Limited
Douglas Fuhrman – Deloitte & Touche LLP
Mark Catalano - Deloitte & Touche LLP
Lona Nallengara– Shearman & Sterling LLP